UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of November, 2006

0-30842

(Commission File Number)

ASAT Holdings Limited

(Translation of Registrant’s name into English)

14th Floor

138 Texaco Road

Tsuen Wan, New Territories

Hong Kong

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):                      .

Under Section 130.6 of the Restated Articles of Association, as amended, of ASAT Holdings Limited (the “Company”), the conversion price per share at which the Company’s ordinary shares are issuable upon conversion of shares of the Company’s Series A Redeemable Convertible Preferred Shares, par value $0.01 per share (“Series A Preferred Shares”), was initially $0.09 per ordinary share (equivalent to $0.45 per American Depositary Share (“ADS”)). This conversion price was subject to a potential reset on October 31, 2006 to a conversion price equal to 80% of the average of the closing prices of the Company’s ADSs during the 90 day period ending three trading days prior to October 31, 2006, subject to a floor conversion price of $0.065 per ordinary share (equivalent to $0.325 per ADS).

On October 31, 2006, in accordance with the Company’s Restated Articles of Association, as amended, the conversion price of the Series A Preferred Shares was reset to $0.065 per ordinary share (equivalent to $0.325 per ADS). The conversion price of the Series A Preferred Shares is subject to adjustment under anti-dilution provisions. The conversion price is also subject to weighted average based anti-dilution protection in the event of issuance of certain equity securities and shall be proportionally adjusted for share splits, dividends, recombinations and similar events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASAT HOLDINGS LIMITED

Date: November 3, 2006	By:	/s/ KEI W. CHUA
	Name:	Kei W. Chua
	Title:	Acting Chief Financial Officer